UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On January 27, 2011, Ellomay Clean Energy Ltd. (“Ellomay Energy”), a wholly-owned subsidiary of Ellomay Capital Ltd. (the “Company”) completed the acquisition of a 40% stake of U. Dori Energy Infrastructure Ltd. (“Dori Energy”).  The acquisition was completed pursuant to an agreement (the “Agreement”) dated November 25, 2010 among Ellomay Energy, Dori Energy and U. Dori Group Ltd., an Israeli public company whose shares are traded on the Tel Aviv Stock Exchange and who now, following the completion of the acquisition, holds the remaining 60% of Dori Energy’s shares.

Additional details concerning the Agreement, including the consideration paid and the shareholders agreement that was executed between the parties to the Agreement, and concerning Dori Energy’s holdings in Dorad Energy Ltd. (“Dorad”) were included in the press release issued by the Company in connection with the execution of the Agreement, filed with the Securities and Exchange Commission on a Form 6-K dated November 29, 2010.

Concurrently with the closing of the Agreement, Dori Energy and Israel Discount Bank Ltd. (the “Bank”) entered into an agreement to provide a bank guaranty (the “Discount Agreement”) in connection with Dori Energy’s undertakings to provide financing for Dorad’s operations.  The Discount Agreement contemplates, among other things, the provision of a bank guaranty by the Bank of up to NIS 120 million (approximately US$ 33 million) to Dorad.  In connection with the Discount Agreement, the Company and Ellomay Energy, severally and jointly, provided a guaranty to the Bank for 40% of the amounts guaranteed by the Bank and Ellomay Energy provided the Bank with a fixed pledge on shares held by Ellomay Energy, including all related rights, and on any shareholder loans that have or will be provided in the future by Ellomay Energy to Dori Energy.

Furthermore, the conditions precedent for a first drawdown by Doard as set forth in the finance documents that apply to Dorad, were fulfilled on January 27, 2011. Such conditions precedent included, inter alia, the provision to Dorad of Dori Energy’s pro rata share of the equity finance (including through the provision of bank guarantees) required by Dorad.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: January 31, 2011